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Release

C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
May 19, 2020

Manulife Financial Corporation Completes U.S. Public Offering of Senior Notes
Toronto – May 19, 2020 – Manulife Financial Corporation (NYSE: MFC) (the “Company”) today announced that it has completed its previously announced public offering in the United States of U.S.$500 million aggregate principal amount of 2.484% senior notes due 2027 (the “Notes”).

The Notes were issued pursuant to a prospectus supplement, dated May 14, 2020, to the Company’s registration statement declared effective by the Securities and Exchange Commission (the “SEC”) on December 10, 2019.  Details of the offering are set out in the prospectus supplement, which is available on the SEC website at www.sec.gov and on SEDAR at www.sedar.com.

BofA Securities, Inc., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC acted as joint book-running managers for the offering.

About Manulife Financial Corporation
Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across our offices in Canada, Asia, and Europe, and primarily as John Hancock in the United States. We provide financial advice, insurance, and wealth and asset management solutions for individuals, groups and institutions. At the end of 2019, we had more than 35,000 employees, over 98,000 agents, and thousands of distribution partners, serving almost 30 million customers. As of March 31, 2020, we had $1.2 trillion (US$0.8 trillion) in assets under management and administration, and in the previous 12 months we made $30.4 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 155 years. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact Odette Coleman Manulife 416-315-6343 odette_coleman@manulife.com	Investor Relations Adrienne O’Neill Manulife 416-926-6997 adrienne_oneill@manulife.com